UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

StoneCo Ltd. is amending its report on Form 6-K furnished to the Securities and Exchange Commission on October 2, 2020 (File/Film Number: 001-38714/201219395) (the “Original 6-K”) in order to re-file and replace Exhibit 99.2 to the Original 6-K. This Form 6-K/A is being furnished solely to correct a typographical error in the date set forth in Section 4.1(a) of Exhibit 99.2 to the Original 6-K.

Accordingly, Section 4.1(a) of Exhibit 99.2 to the Original 6-K shall read as follows (additions are underlined and bold, and deletions are struck through):

“(a) The AGE Linx to, in that order, (i) approve the Transaction, pursuant to the Protocol and Justification, (ii) approve the waiver of the public offer for the acquisition of shares issued by Linx provided for in Article 43 of the Linx Bylaws within the scope of the Transaction; (iii) approve the waiver to STNE's adhesion to B3; without prejudice to the resolution on other matters included in the agenda provided for in the Call Notice approved at the Linx’s Board of Directors meeting held in October 1 ~~September 30th~~, 2020; and”

All other information included in the Original 6-K remains unchanged. The corrected Exhibit 99.2 is submitted with this Form 6-K/A as Exhibit 99.1.

This report on Form 6-K/A shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629), Form F-3 (Registration Number: 333-244404) and Form F-4 (Registration Number: 333-248562) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: October 5, 2020

EXHIBIT INDEX

Exhibit No.	Description
99.1	English translation of the Protocol and Justification of Merger of Shares Issued by Linx S.A. into STNE Participações S.A., dated as of October 2, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd. and DLP Capital LLC.